SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DADE BEHRING HOLDINGS, INC.
(Name of Subject Company (Issuer))

Belfast Merger Co.
a wholly-owned subsidiary of
Siemens Corporation
an indirect, wholly-owned subsidiary of
SIEMENS AKTIENGESELLSCHAFT
(Name of Filing Persons (Offeror))
Common Stock, $0.01 par value
(Title of Class of Securities)
23342J206
(CUSIP Number of class of securities)

Kevin M. Royer
Siemens Corporation
153 East 53rd Street
New York, New York 10022
(212) 258-4000
(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

with a copy to:
John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*

$6,753,554,654	$207,348
* Previously paid.

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 4 TO SCHEDULE TO
     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 8, 2007 (the “Schedule TO”), relating to the offer by Belfast Merger Co., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany (“Siemens AG”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of Dade Behring Holdings, Inc., a Delaware corporation (the “Company”), together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock (“Rights”) issued pursuant to the Rights Agreement, dated as of October 3, 2002, between the Company and Mellon Investor Services LLC, as Rights Agent (the Common Stock and the Rights together being referred to herein as the “Shares”), at a price of $77.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal. Except as otherwise provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.
     The Schedule TO is hereby supplemented and/or amended as provided below.
     Item 3. Identity and Background of Filing Person.
     Part 1 of Schedule A to the Offer to Purchase, “Directors and Officers of Siemens AG,” is amended and supplemented as follows:
1. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Prof. Dr. Erich R. Reinhardt, a member of the Managing Board, is amended to read “Senior Vice-President; Group President of Medical Solutions Group of Siemens AG; member of the Supervisory Board of Dräger Medical AG since 2003; member of the Supervisory Board of BioM AG from 2001 to August 2007.”
2. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to John David Coombe, a member of the Supervisory Board, is amended to read “Chartered Accountant (FCA); Non Executive Director of HSBC Holdings plc since 2005; Non Executive Director of Home Retail Group plc since 2006; Chairman of Hogg Robinson Group plc since 2006; Non Executive Director of GUS plc from 2005 to 2006; Chief Financial Officer of GlaxoSmithKline plc from 2000 to 2005.”
3. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Heinz Hawreliuk, a member of the Supervisory Board, is amended to read “Trade Union Secretary, IG Metall; member of the Supervisory Board of DaimlerChrysler Luft- und Raumfahrt Holding AG; member of the Supervisory Board of DaimlerChrysler Aerospace AG until 2006; member of the Supervisory Board of Eurocopter Deutschland GmbH.”
     Item 4. Terms of the Transaction.
     Section 1 of the Offer to Purchase, “Terms of the Offer; Expiration Date,” is hereby amended and supplemented by adding the following to the end of the first paragraph of Section 1 of the Offer to Purchase:
     “On September 27, 2007, Purchaser announced that it had extended the Expiration Date of the Offer to 12:00 Midnight, New York City time, on Wednesday, October 31, 2007. The Offer previously had

2

been scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, September 26, 2007. The Depositary has advised Purchaser that, as of 12:00 Midnight, New York City time, on September 26, 2007, an aggregate of 66,159,433 Shares had been validly tendered and not withdrawn from the Offer. In connection with this extension, the Company waived a requirement contained in the Merger Agreement that otherwise would have required that the extension be no longer than 15 Business Days.”
     The press release issued by Siemens AG announcing the extension of the Offer is attached hereto as Exhibit (a)(11).
     Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following exhibit:
     “(a)(11) Press release issued by Siemens AG, dated September 27, 2007.”

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2007	BELFAST MERGER CO.

/s/ E. Robert Lupone

	Name:	E. Robert Lupone
	Title:	Authorized Representative

/s/ Kenneth R. Meyers

	Name:	Kenneth R. Meyers
	Title:	Authorized Representative

SIEMENS CORPORATION

/s/ E. Robert Lupone

	Name:	E. Robert Lupone
	Title:	Senior Vice President, General Counsel and Secretary

/s/ Kenneth R. Meyers

	Name:	Kenneth R. Meyers
	Title:	Vice President, Mergers and Acquisitions

SIEMENS AKTIENGESELLSCHAFT

/s/ E. Robert Lupone

	Name:	E. Robert Lupone
	Title:	Authorized Representative

/s/ Kenneth R. Meyers

	Name:	Kenneth R. Meyers
	Title:	Authorized Representative

EXHIBIT INDEX
Exhibit No.

(a)(1)	Offer to Purchase, dated August 8, 2007.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*

(a)(7)	Summary newspaper advertisement published in The Wall Street Journal on August 8, 2007.*

(a)(8)	Press Release issued by Siemens AG on July 25, 2007 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO by Siemens AG with the Securities and Exchange Commission on July 25, 2007).*

(a)(9)	Press Release issued by Parent on September 5, 2007.*

(a)(10)	Press release issued by Parent, dated September 24, 2007, announcing the termination of the waiting period under the HSR Act.*

(a)(11)	Press release issued by Siemens AG, dated September 27, 2007.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 26, 2007).*

(d)(2)	Confidentiality Agreement, dated May 22, 2007, between Siemens Medical Solutions USA, Inc. and the Company.*

(g)	None.

(h)	None.

*	Previously filed.